Exhibit 99.2

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto signs Oyu Tolgoi Investment Agreement
6 October 2009
Rio Tinto today signed an Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. Rio Tinto and Ivanhoe Mines Ltd, the development partners for the project, will now move forward with the government to address the conditions precedent and commence the development phase. Production is expected to commence in 2013, with a five year ramp up to full expected production of 450,000 tonnes of copper per year and 330,000 ounces of gold.
Bret Clayton, chief executive of Rio Tinto’s Copper and Diamonds group, said that Oyu Tolgoi is consistent with Rio Tinto’s strategy of investing in large, long life, low cost ore bodies.
“While the size and grade of the existing Oyu Tolgoi ore reserves and mineral resources are already world class, we are also excited by significant exploration upside that still remains,” he said. “We plan to be a partner here in Mongolia for decades to come.”
Mr Clayton said that the Oyu Tolgoi project holds great potential, both for the parties investing in its development, and for the people of Mongolia. “ We believe Oyu Tolgoi will bring far reaching benefits for employees and communities directly linked to the mine, as well as for the people and industries indirectly connected to our operations.”
Under the terms of the Investment Agreement and associated Shareholders’ Agreement, the Government of Mongolia will own 34 per cent of Ivanhoe Mines Mongolia Inc LLC, the license holder of the Oyu Tolgoi Project. Key terms include a stable operational and tax environment, provisions dealing with the Government’s equity participation and financing arrangements.
Rio Tinto initially made a US$303 million investment in a 9.95 per cent shareholding in Ivanhoe Mines Ltd in October 2006 under the terms of a Placement Agreement, and has the obligation to invest US$388 million for a further 9.95 per cent holding at the conclusion of an unconditional investment agreement with the Mongolian government (Tranche 2). Rio Tinto and Ivanhoe have recently agreed to a short term, month by month extension of the October 27 deadline for completing Tranche 2.
Under its current agreements with Ivanhoe Mines Ltd, Rio Tinto has the right to acquire up to 43.1 per cent of Ivanhoe’s shares under fixed price options, with a right to further increase that interest to 46.65 per cent through on-market purchases.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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